August 27, 2009

Securities and Exchange Commission                                                                                                                                                                        Filed via EDGAR
100 F Street, N.E.
Washington, DC  20549

RE:           International Shipholding Corporation
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the quarterly period ended March 31, 2009
Commission File No. 001-10852

Dear Sir or Madam:

By letter dated July 30, 2009 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission to International Shipholding Corporation, the Staff provided certain comments with respect to the Annual Report on Form 10-K Annual Report for the fiscal year ended December 31, 2008 and Form 10-Q for the quarterly period ended March 31, 2009. In responding to those comments, we have reproduced below the full text of the Staff’s comments, which corresponds to the numbers in the Comment Letter and is followed by our response.  All references to page and footnote numbers in our responses are references to such numbers in the subject documents.  In this letter, the terms “we,” “us,” “our,” and “the Company” refer to International Shipholding Corporation and its subsidiaries.

Form 10-K for the Year Ended December 31, 2008

Notes to the Financial Statements

Note C. Convertible Exchangeable Preferred Stock, page F-9

Comment 1:
We note from your disclosure that 337,618 outstanding shares of preferred stock were retired for cash and as a result you recorded a charge to earnings of approximately $1,371,000. Please tell us whether you were required to redeem the shares of preferred stock for cash or whether you elected to redeem the preferred shares for cash. If you were required to redeem the shares for cash at the preferred shareholders option, please explain to us the nature of the terms of the shares that resulted in cash redemption. Also, tell us if you had determined that redemption was probable at December 31, 2007 and if so, how that affected your accounting for the preferred shares at December 31, 2007. Additionally, please explain to us how you calculated the charge to earnings of $1,371,000.

Response:
The Company had the election to redeem for cash its Preferred Stock in whole or in part at various prices beginning after December 31, 2006. On December 27, 2007, we filed a Form 8-K announcing our intention to redeem all 800,000 shares of 6% Convertible Exchangeable Preferred Stock on February 1, 2008 (the “contingency date”) at a price of $51.00 per share. As an alternative to cash redemption, at the option of the holder through notification to the Company by January 31, 2008, each share of Preferred Stock was convertible into 2.5 shares of the Company’s common stock. Accordingly, as of December 31, 2007, we could not estimate or determine how many shares would be redeemed for cash at the contingency date. Subsequent to December 31, 2007, but prior to the filing of our 2007 Form 10-K, 462,382 shares were converted into common stock and 337,618 shares were redeemed, which was disclosed in our 2007 Form 10-K. The book value of our preferred stock was $46.94 per share, which was calculated by dividing the net proceeds of the issuance of $37.6 million by the 800,000 shares issued. The $1.371 million charge to earnings was based on the difference between the redemption price ($51.00) and our book value ($46.94) multiplied by 337,618 shares redeemed.

Note L. Significant Operations, page F-13

Comment 2:
We note the disclosure of your operating segment information includes depreciation and amortization by segment. In future filings, please reconcile the total of the segment depreciation and amortization to the amounts reported on the statements of income. See paragraph 32(d) of SFAS No. 131.

Response:
We note your recommendation and will revise our future filings to reconcile between the segment depreciation and amortization to the amounts reported on the statements of income.

Note X. Changes in Accounting Estimate, page F-15

Comment 3:
We note your disclosure that in the first quarter of 2008 you adjusted the salvage value on your two container vessels and on the US flag Coal Carrier and by reducing depreciation expense, this adjustment increased your net income for the year ended December 31, 2008 by $2.7 million or $.36 per share. Pease tell us why you believe it was appropriate to increase the salvage values on these vessels.  We believe that generally salvage values should only be adjusted downward.  Please advise or revise accordingly.

Response:
For financial reporting purposes, we depreciate our vessels over their estimated useful lives using the straight-line method to their estimated salvage value.  Our  salvage values are based on the estimated price of scrap steel per lightweight ton (“lwt”) at the end of the vessel’s useful life.  As a result of the cyclical nature of future demand for scrap steel, we generally only adjust salvage values for vessels with relatively short remaining useful lives when there has been a sustained shift in market prices for scrap steel. Effective January 1, 2008, we revised our estimates related to the estimated scrap price for three of our thirteen owned vessels. For our two container vessels we increased the salvage value of each vessel from $1.9 million to $3.8 million based on a change in estimated scrap steel prices for these vessels from $175 per lwt to $350 per lwt, respectively, and for our U.S. Flag Coal Carrier the salvage value was increased from $1.6 million to $3.6 million based on the change in the estimated scrap steel price for this vessel from $150 to $340 per lwt. As of January 1, 2008, the two container vessels had remaining useful lives of 24 months and the U.S. Flag coal carrier had a remaining useful life of 37 months.  We believe the revisions in  estimated salvage values for these vessels are reasonable based on the relatively short remaining useful lives of the vessels and prices for scrap steel being consistently over $300 per lwt during the previous three years.

Form 10-Q for the quarter ended March 31, 2009

Note 1. Basis of Presentation

Comment 4:
We note your disclosure that you made certain reclassifications, specifically increases to “revenue” and “voyage expenses” to match the current process you use to book voyage revenue from supplemental cargoes. Please explain to us, and disclose in future filings, the process you used to book voyage revenue from supplemental cargoes for the quarter ended March 31, 2009 and explain how that process differs from your accounting for such revenue and expenses in prior periods, including the year ended December 31, 2008. Also, please explain why you believe the reclassification which increased both revenue and voyage expenses by $7.9 million for the first quarter of 2009 is appropriate.

Further, we note that you have filed an amended Form 10-K/A in which you adjust revenue and expense amounts for this net to gross reclassification for all periods included in the Form 10-K for the year ended December 31, 2008. Please explain to us why you believe it is appropriate to revise your previously disclosed revenue and expense amounts for this reclassification.

Response:
We have Time Charter Party Contracts in place for our U.S. Flag Pure Car Truck Carriers for the carriage of automobiles. The terms of these contracts include provisions pursuant to which we charter back the vessels and employ the vessels for the carriage of supplemental cargoes. Prior to 2009, we reported charter back and voyage expenses related to these supplemental cargo voyages, net within revenues. In the first quarter of 2009, we reevaluated the net revenue presentation related to the supplemental cargo and determined that the reporting of revenues and expenses on a gross basis was a more appropriate presentation. Accordingly, we began reporting revenues and expenses on a gross basis in the first quarter of 2009 with reclassification of comparable prior period amounts. Additionally, in our Form 10-K/A filed on June 29, 2009, we reclassified the prior period amounts previously reported to reflect the revenues and expenses on a gross basis.  While the reclassification impacted revenues and expenses, there was no impact on gross voyage profit or net income.

As part of our reevaluation of the reporting of revenues and expenses for these supplemental cargo voyages, we considered the guidance included in EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, including consideration of the indicators of gross versus net reporting.  We determined that the indicators of gross reporting were more significant both in terms of the number of indicators supporting gross reporting and the relative strength of each indicator.  In making this determination, we considered the fact that we are the primary obligor in the supplemental cargo voyages.  Additionally, we are at risk with respect to the cargo carried and we negotiate the freight rates for the services provided directly with the customer.

In addition to accounting for our revenues on a gross basis beginning with the quarter’s ended March 31, 2009 and March 31, 2008, we believed it was useful to our investors to restate all periods in our 2008 Form 10-K. In light of the fact we knew we were going to file an amended 2008 Form 10-K for our significant equity investment, we chose to combine both events into one filing on June 29, 2009.

Schedule 14A

Long-Term Stock Incentive Awards, page 6

Comment 5:
We note your disclosure that substantial grants were made in 2008 to make up for the absence of past equity awards. Please explain to us your rationale for granting these equity awards in 2008 in greater detail. For example, tell us why you decided to award such grants in 2008 after not doing so for the past 10 years, and why you decided to award substantial grants in 2008 to make up for your earlier compensation structure rather than just beginning to award grants at level consistent with what you intended to award going forward.

Response:
In late 2007, our company entered into an engagement with Watson Wyatt Worldwide (WWW), an independent consulting firm, to conduct a total compensation benchmark study of our top five executive positions. WWW reported their findings in early 2008. The study concluded that base wage levels lagged the peer market; the Short Term Incentive (STI) program would be competitive by eliminating the multi year payout; and since there was no Long Term Incentive (LTI) program, the Company’s total compensation package was well below industry median levels. According to the study, LTI represents a significant portion of total executive compensation and such a program should be included in executive compensation strategy to be competitive with the peer market. WWW suggested that a restricted stock LTI program be implemented, and that the 168,000 grants should be front loaded, and provided guidance in terms of plan design. The WWW findings were presented to the Compensation Committee of the Board of Directors and subsequently approved. The Board of Directors approved increases to base pay for the top three executives; the elimination of the deferred compensation feature of STI plan; the implementation of an ongoing performance contingent restricted stock LTI program whereby shares were to be granted each year, and vested over a three year period. In order to bring the executives closer to median level compensation packages, the Board of Directors approved the up front granting of the remaining 175,000 shares of our 1998 Stock Incentive Plan. These actions were taken to bring our long tenured employed executives’ total compensation packages in line with peer group as defined by industry, revenue, and company size.

Grants of Plan-Based Awards, page 7

Comment 6:
Please tell us when the other stock awards of 175,000 shares were issued, and why you determined not to disclose the value of these equity awards in your Summary Compensation Table.

Response:
All of the 175,000 shares of restricted stock grant awards were issued on April 30, 2008.Under the “Stock Awards” columns in our Summary Compensation Table, we reported the dollar amount recognized for financial statement purposes with respect to the fiscal year in accordance with Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, for each of the three top officers.

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We believe the above responses provide all of the information the Staff has requested.  However, we would be pleased to provide additional information if it is deemed necessary.

In connection with responding to the Staff’s comments, we acknowledge that:

•	The Company’s management is responsible for the adequacy and accuracy of the disclosure in our filings with the Securities and Exchange Commission (“SEC”);

•	SEC Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely yours,

                                                      INTERNATIONAL SHIPHOLDING CORPORATION

/s/ Manuel G. Estrada
Manuel G. Estrada
Vice President and Chief Financial Officer